EXHIBIT 20.1

Report of Independent Registered Public Accounting Firm

The Board of Directors
Professionals Direct Inc. and Subsidiaries
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheet of Professionals Direct Inc. and Subsidiaries as of December 31, 2006, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the two years in the period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Professionals Direct Inc. and Subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Grand Rapids, Michigan
March 29, 2007

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

December 31,	2006
(000)
Assets (Note 9)

Fixed maturities held to maturity, at amortized cost (Note 3)	$7,046
Fixed maturities available for sale, at fair value (Note 3)	29,849
Other invested asset, at cost which approximates fair value	277

Total investments	37,172

Cash and cash equivalents	5,542
Receivables:
Premiums (Note 4)	1,418
Amounts due from reinsurers (Note 8)	16,381
Investment income	526
Other	104
Prepaid reinsurance premiums	4,119
Federal income taxes recoverable	110
Property and equipment, net (Note 6)	529
Deferred acquisition costs (Note 14)	1,416
Net deferred federal income taxes (Note 13)	1,238
Intangible assets, net (Note 5)	569
Other assets	87

Total Assets	$69,211

Liabilities and Shareholders’ Equity

Liabilities
Loss and loss adjustment expense reserves (Note 7)	$32,877
Unearned premiums	11,785
Amounts due to reinsurers	1,730
Unearned ceding commissions (Note 14)	686
Accrued expenses and other liabilities	2,060
Accrued interest	1,145
Surplus certificates (Note 11)	1,603
Trust preferred securities (Note 10)	5,000

Total Liabilities	56,886

Commitments and Contingencies (Notes 8, 9 and 15)

Shareholders’ Equity (Note 11)
Preferred stock, no par (500,000 shares authorized, no shares issued)	-
Common stock, no par (5,000,000 shares authorized, 333,300 shares issued and outstanding)	3,204
Retained earnings	9,427
Accumulated other comprehensive loss	(306)

Total Shareholders’ Equity	12,325

Total Liabilities and Shareholders’ Equity	$69,211

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

Year ended December 31,	2006	2005
	(000)	(000)
Revenues
Net premiums earned (Note 8)	$16,033	$15,375
Fees and commissions	952	792
Net investment income (Note 3)	1,498	1,171
Finance and other income - including unusual gain of $231 in 2006 (Note 11)	423	153

Total revenues	18,906	17,491

Expenses
Losses and loss adjustment expenses (Notes 7 and 8)	11,860	12,521
Operating and administrative (Note 14)	4,218	3,785
Interest	554	506

Total expenses	16,632	16,812

Income before federal income taxes	2,274	679

Federal income taxes (Note 13)	646	177

Net income	1,628	502

Other comprehensive income (loss) (Note 18)	99	(188)

Comprehensive income	$1,727	$314

Per share of common stock (not in thousands):
Basic and diluted net income per share	$4.88	$1.51
Basic and diluted comprehensive income per share	5.18	.94

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common shares	Common stock par value	Retained earnings	Accumulated other comprehensive loss	Total
		(000)	(000)	(000)	(000)

Balance, January 1, 2005	333,500	$3,206	$7,299	$(217)	$10,288

Net income for the year	-	-	502	-	502

Net depreciation on available for sale securities, net of taxes (Note 18)	-	-	-	(188)	(188)

Balance, December 31, 2005	333,500	$3,206	$7,801	$(405)	$10,602

Net income for the year	-	-	1,628	-	1,628

Shares repurchased	(200)	(2)	(2)	-	(4)

Net appreciation on available for sale securities, net of taxes (Note 18)	-	-	-	99	99

Balance, December 31, 2006	333,300	$3,204	$9,427	$(306)	$12,325

See accompanying notes to consolidated financial statements.

PROFESSIONALS DIRECT INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,	2006	2005
	(000)	(000)
Operating activities
Net income	$1,628	$502
Adjustments to reconcile net income to net cash from operating activities:
Deferred federal income tax (benefit)	289	(43)
Gain from redemption of surplus certificates	(231)	-
Depreciation	198	147
Amortization	451	631
Changes in operating assets and liabilities:
Premiums receivable	(24)	(292)
Amounts due from reinsurers	1,494	(11,596)
Investment income receivable	(127)	5
Other receivable	4	239
Prepaid reinsurance premiums	56	(12)
Federal income taxes recoverable	(110)	561
Deferred acquisition costs	(38)	37
Other assets	(37)	(47)
Loss and loss adjustment expense reserves	(2,591)	14,420
Unearned premiums	9	1,038
Amounts due to reinsurers	(125)	(181)
Unearned ceding commissions	(28)	(72)
Accrued expenses and other liabilities	677	396
Accrued interest	(508)	133
Federal income taxes payable	(196)	196

Net cash from operating activities	791	6,062

Investing activities
Cost of available for sale fixed maturities acquired	(13,406)	(5,207)
Cost of held to maturity fixed maturities acquired	(2,767)	(4,072)
Proceeds from sales or maturities of fixed maturities available for sale	12,861	7,821
Cost of property and equipment acquired	(375)	(202)

Net cash for investing activities	(3,687)	(1,660)

Financing activities
Repayments of surplus certificates	(697)	-
Net repayments under lines of credit	(170)	(2,337)
Repurchase of common stock	(4)	-
Payment of debt issue costs	-	(150)
Proceeds from issuance of trust preferred securities	-	3,000

Net cash from (for) financing activities	(871)	513

Net increase (decrease) in cash and cash equivalents	(3,767)	4,915

Cash and cash equivalents, beginning of year	9,309	4,394

Cash and cash equivalents, end of year	$5,542	$9,309

Supplemental disclosures of cash flow information:
Federal income tax payments (recoveries) - net	$663	$(537)
Interest payments	1,062	373

See accompanying notes to consolidated financial statements.

1. Organization of the Company and Nature of Business

Professionals Direct, Inc. (Company) is an insurance holding company with four subsidiaries (see Note 2). One of the subsidiaries, Professionals Direct Insurance Company (PDIC) is the former Michigan Lawyers Mutual Insurance Company (the Mutual). The Mutual was originally formed in the State of Michigan on June 4, 1987, for the principal purpose of providing professional liability insurance on a claims-made basis to attorneys practicing in Michigan. PDIC continues to provide professional liability insurance to attorneys and law firms in Michigan and other states. In 2006, 32% of premiums were written in Michigan, 11% in Colorado, 8% each in Arizona and Pennsylvania, 7% in Florida, and the balance in twenty-seven additional states with no other state exceeding 7%.

The Lawyers Direct Risk Purchasing Group (Group) was formed during 2002 to facilitate the purchase of liability insurance by certain of the Company’s insureds. The Group is a non-profit corporation with current management of the Company comprising its Board.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (Professionals Direct Insurance Company, a property and casualty insurance company; Professionals Direct Employer Organization, Inc., an inactive Michigan professional employer organization; Professionals Direct Finance, Inc. (Finance), a premium finance company; Professionals Direct Insurance Services, Inc. (Services), a company providing underwriting, claims, accounting, information technology services and selling professionals liability and other insurance), plus Lawyers Direct Risk Purchasing Group, which the company controls.

Professionals Direct Statutory Trust I and II are accounted for under the equity method in the accompanying financial statements. They are not consolidated because the Company is not the primary beneficiary.

All significant intercompany transactions and balances have been eliminated.

Investments

The Company classifies marketable investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities which the Company has the ability and intent to hold until maturity. All other securities are classified as available for sale.

Held to maturity securities are recorded at amortized cost. Unrealized gains and losses are excluded from comprehensive income.

Available for sale securities are recorded at fair value based upon quoted market prices of the underlying securities. Unrealized gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and reported as accumulated other comprehensive income (loss), until realized. A decline in the fair value of any available for sale security below cost, that is deemed other than temporary, is charged to earnings and results in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related fixed maturity security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned.

Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of the securities sold.

Other Invested Asset

Other invested asset is an investment in a non-public reinsurance company accounted for using cost basis accounting. The fair value of this investment represents management’s best estimate of fair value based upon information received from the investee. A decline in the estimated fair value of any other invested asset below cost that is deemed other than temporary is charged to earnings and results in the establishment of a new cost basis for the security.

Cash and Cash Equivalents

Cash and cash equivalents include money market mutual funds and investments with original maturities of three months or less and are stated at cost, which approximates fair value.

Property and Equipment

Property and equipment, consisting principally of furniture and fixtures, computer equipment and software, is stated at cost, less accumulated depreciation and amortization. Software development costs, consisting principally of the costs of external consultants, are capitalized and amortized over estimated useful lives. Depreciation and amortization are provided using accelerated and straight-line methods over estimated useful lives, which range from three to ten years.

Intangible Assets

Intangible assets consist of customer lists and non-compete agreements that are amortized on a straight-line basis over the estimated benefit periods from two to fifteen years, and debt issue costs that are amortized by the effective interest method over the term of the securities.

Revenue Recognition

Insurance premiums are earned on a daily pro-rata basis over the term of the policy. Most policies have a term of twelve months. Finance and service fee income are earned when the related services are performed.

Commission Income

Commissions are recognized when the respective policies become effective.

Deferred Acquisition Costs and Unearned Ceding Commissions

Acquisition costs, consisting of commissions, premium taxes and other underwriting costs that are directly related to and vary with the acquisition of insurance policies are deferred and amortized ratably over the terms of the policies, generally one year. The recoverability of deferred acquisition costs is assessed and such costs are reduced if a premium deficiency exists. Unearned ceding commissions are deferred and amortized ratably over the terms of the treaties.

Unearned Premiums

Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of policies in force, calculated using the daily pro-rata basis.

Loss and Loss Adjustment Expenses

Unpaid loss and loss adjustment expenses (LAE) are provided for as claims are incurred. The provision for unpaid loss and LAE includes: (1) the accumulation of individual case estimates for claims and claim adjustment expenses reported prior to the close of the accounting period; (2) estimates for unreported claims based on historical and industry data; (3) estimates of expenses for investigating and adjusting claims based on the experience of the Company and the industry; and (4) estimates of additional development of these losses over case basis estimates based upon past experience.

Inherent in the estimates of ultimate claims are expected trends in claim severity, frequency and other factors that may vary as claims are settled. The amount of uncertainty in the estimates for liability coverage is significantly affected by such factors as the amount of claim experience relative to the development period, knowledge of the actual facts and circumstances and the amount of risk retained. The liability for loss and LAE is necessarily an estimate and while it is believed to be adequate, the ultimate liability could exceed or be less than such estimate. The methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in current operations.

Reinsurance

In the normal course of business, the Company seeks to reduce the risk of loss that may arise from significant events that cause unfavorable underwriting results by reinsuring certain levels of risk with reinsurers.

Amounts recoverable from reinsurers are estimated in a manner consistent with the provisions of the reinsurance agreement and the establishment of the liability for loss and LAE. Premiums earned, losses and LAE and policy acquisition costs are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liabilities for loss and LAE and unearned premiums ceded are reported as assets.

Federal Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect at the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as a charge or credit to income tax expense in the period that includes the enactment date.

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The most significant estimates that are susceptible to significant change in the near term relate to the determination of the loss and LAE reserves and amounts due from reinsurers. Although considerable variability is inherent in these estimates, management believes that they are fairly stated based on presently available information. Estimates are reviewed regularly and adjusted as deemed appropriate. Such adjustments are reflected in current operations.

Earnings Per Share of Common Stock

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is equal to basic earnings per share as there are no stock options or other dilutive instruments outstanding.

Certain Significant Risks

Following is a description of the more significant risks facing property/casualty insurers and how the Company mitigates those risks:

Legal/Regulatory Risk - is the risk that changes in the legal or regulatory environment in which an insurer operates will change and create additional loss costs or expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits or new legal theories may create costs for the insurer beyond those recorded in the financial statements. The Company mitigates this risk through underwriting and loss adjusting practices intended to identify and minimize the adverse impact of this risk.

Credit Risk - is the risk that issuers of securities owned by the Company will default, or other parties, including reinsurers and customers which owe the Company money, will not pay. The Company has a concentration of amounts due from customers in the State of Michigan as approximately 32% of current year revenues were derived from Michigan customers. The Company manages this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance and credit and collection policies, and by providing for any amounts deemed uncollectible.

Interest Rate Risk - is the risk that interest rates will change and cause a decrease in the value of an insurer’s investments. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature or the Company liquidates investments to meet operating needs, the Company would have to sell assets prior to maturity and recognize a gain or loss. At December 31, 2006, the estimated fair value of the Company’s bond portfolio was less than its cost. The Company believes that it has the ability to hold securities to maturity, thereby minimizing the risk of loss.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Fixed Maturity Securities
The fair values of fixed maturity securities are based on quoted market prices, when available, or based on values obtained from investment brokers.

Cash and Cash Equivalents
The carrying amount is a reasonable estimate of fair value.

Premiums and Finance Receivables and Accounts Payable and Accrued Expenses
The carrying amount is considered to be a reasonable estimate of fair value due to their short-term nature.

Surplus Certificates
The carrying amount is a reasonable estimate of fair value due to the restrictive nature and limited marketability of the notes.

Trust Preferred Securities
The carrying value of the issue dated June 30, 2005, which has a fixed rate of interest, is a reasonable estimate of fair value based on interest rates as of December 31, 2006. The carrying value of the issue dated December 4, 2002 is a reasonable estimate of fair value due to its variable rate of interest .

3. Investments

A summary of amortized cost, gross unrealized gains and losses, and fair value of fixed maturities is as follows:

		Gross unrealized
December 31, 2006	Amortized cost	Gains	Losses	Fair value
	(000)	(000)	(000)	(000)
Fixed maturities held to maturity:
Obligations of states and political subdivisions	$7,046	$36	$9	$7,073

Fixed maturities available for sale:
U.S. treasury securities and obligations of U.S. government agencies	5,490	-	84	5,406
Obligations of states and political subdivisions	18,752	27	344	18,435
Corporate securities	5,751	-	76	5,675
Mortgage and other asset-backed securities	338	-	5	333

Total fixed maturities available for sale	30,331	27	509	29,849

Total fixed maturities	$37,377	$63	$518	$36,922

The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2006	Amortized cost	Fair value
	(000)	(000)
Fixed maturities held to maturity, other than mortgage and other asset-backed securities:
Due after five years through ten years	$5,757	$5,775
Due after ten years	1,289	1,298

Total fixed maturities held to maturity	7,046	7,073

Fixed maturities available for sale, other than mortgage and other asset-backed securities:
Due in one year or less	5,168	5,129
Due after one year through five years	16,421	16,120
Due after five years through ten years	5,860	5,786
Due after ten years	2,544	2,481

Total fixed maturities available for sale	29,993	29,516

Mortgage and other asset-backed securities	338	333

	$37,377	$36,922

Proceeds from sales of available for sale fixed maturities were $3,650,000 and $0 in 2006 and 2005, respectively, on which gross gains of $146 and $0 were realized in 2006 and 2005, respectively. There were no realized losses in either year.

Other than Temporary Impairments of Securities and Unrealized Losses on Investments

At December 31, 2006, the Company had 56 securities deemed to be temporarily impaired. These investments had unrealized losses of less than 10% each and no single security loss exceeded $61,000. Forty-three investments have had unrealized losses for more than one year, which losses aggregated $428,000 at December 31, 2006.

In concluding that investments with unrealized losses are not other-than-temporarily impaired, positive evidence consisted of: 1) no specific events related to credit risk of the issuer caused concern; 2) interest payments are current; 3) market prices have risen; 4) changes in market value are normal relative to fluctuations in overall interest rates; and 5) the Company has the intent and ability to hold the security until the anticipated recovery in value occurs.

The fair value and amount of unrealized losses segregated by the time period the investment has been in an unrealized loss position is as follows:

December 31, 2006	Less than 12 months		Greater than 12 months

	Fair value of investments with unrealized losses	Gross unrealized losses	Fair value of investments with unrealized losses	Gross unrealized losses
	(000)	(000)	(000)	(000)
Debt Securities:
U.S. treasury securities and obligations of U.S. government agencies	$2,012	$5	$2,389	$79
Obligations of states and political subdivisions	5,645	72	9,231	273
Corporate securities	287	1	5,388	74
Mortgage and other asset-backed securities	211	3	122	2

Totals	$8,155	$81	$17,130	$428

At December 31, 2006, investments with a fair value of $2,963,419 and amortized cost of $2,980,119 were on deposit with regulatory authorities, as required by law.

Net investment income was comprised of the following components:

Year ended December 31,	2006	2005
	(000)	(000)
Investment income:
Fixed maturities	$1,296	$1,054
Short-term investments	313	219
Net realized gains (losses)	-	-

	1,609	1,273
Less investment expenses	111	102

Net investment income	$1,498	$1,171

No individual investment exceeds ten percent of shareholders’ equity.

4. Premiums and Deductibles Receivable and Allowance for Doubtful Accounts

Premium receivables are primarily customer obligations due under terms of premium finance contracts. We sell our policies exclusively to lawyers and law firms. Professionals Direct Finance, Inc. provides premium financing to policyholders of Professionals Direct Insurance Company for up to seventy-five percent of the premium. Typically, Finance will accept installment payments over nine months, including a finance charge. Finance holds the policy as collateral and if an account is delinquent will have PDIC cancel the policy. The return of unearned premium should exceed the amount owed on the contract and the difference is paid to the policyholder. As a result, no allowance for doubtful accounts is provided.

Deductible receivables are amounts due from policyholders under the terms of the policy when the Company pays indemnity or expenses on behalf of a policyholder. There are typically a limited number of policyholders with deductible balances outstanding. We record an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The allowance for doubtful accounts at December 31, 2006 was $5,000.

5. Intangible Assets

Intangible assets consist of the following:

December 31,	2006
(000)
Cost:
Debt issue costs	$244
Covenants not to compete	310
Renewal rights and customer lists	527

1,081
Less accumulated amortization	512

Net intangible assets	$569

Intangible assets include debt issue costs of $150,237 and $93,848 incurred in 2005 and 2002, respectively, in connection with the issuance of trust preferred securities (see Note 10). In 2002, the Company purchased the renewal rights to the direct written lawyers professional liability policies of Interlex Insurance Company for

$309,000. In conjunction with this purchase, the Company obtained certain non-competition covenants from Interlex and its employees for $132,428 and acquired the renewal rights and a covenant not to compete from a former Interlex agent for $49,371.

The renewal rights are being amortized on a straight line basis over fifteen years. The covenants are being amortized over the associated duration of the covenant up to 51 months. Debt issue costs are being amortized by the effective interest method over the term of the repayment period (30 years), and have been included in interest expense. Amortization expense incurred related to intangible assets during 2006 and 2005 amounted to $38,624 and $65,789, respectively. Intangible assets are assessed for impairment at least quarterly, or more often if circumstances suggest that an impairment of the carrying value of the asset may exist. No impairment was deemed to have occurred during 2006 or 2005.

Future amortization expense is $43,000 per year through 2011 and $354,000 thereafter for a total of $569,000.

6. Property and Equipment

Property and equipment consist of the following:

December 31,	2006
(000)
Cost:
Computer equipment	$245
Furniture and other equipment	302
Computer software	1,252
Leasehold improvements	91

1,890
Less accumulated depreciation and amortization	1,361

Net property and equipment	$529

7. Loss and Loss Adjustment Expense (“LAE”) Reserves

Activity in the loss and LAE reserves is summarized as follows:

December 31,	2006	2005
	(000)	(000)

Balance, beginning of year	$35,468	$21,048
Less reinsurance balances recoverable	17,812	(5,699)

Net balance, beginning of year	17,656	15,349

Incurred related to:
Current year	10,675	11,212
Prior years	1,185	1,309

Total incurred	11,860	12,521

Paid related to:
Current year	2,430	2,085
Prior years	10,238	8,129

Total paid	12,668	10,214

Net balance, end of year	16,848	17,656
Plus reinsurance balances recoverable	16,029	17,812

Balance, end of year	$32,877	$35,468

The 2006 increase in incurred losses related to prior years is primarily attributable to the 2003 year and resulted from increases in reserves caused by increased loss severity. The 2005 increase in incurred losses related to prior years is primarily attributable to years 2002, 2003 and 2004 and resulted from increases in reserves caused by increased loss severity.

8. Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsurance policy. Although reinsurance agreements contractually obligate the Company’s reinsurers to reimburse the Company for their proportionate share of losses, they do not discharge the primary liability of the Company. The Company is contingently liable for unpaid losses and LAE and unearned premiums associated with ceded insured risks in the event the assuming insurance organizations fail to meet their contractual obligations.

In 2006 and 2005, the Company’s net retention on policies issued was $250,000 per claim.

The effect of reinsurance on premiums written and earned is as follows:

	2006		2005

	Written	Earned	Written	Earned
	(000)	(000)	(000)	(000)

Direct	$25,181	$25,172	$25,902	$24,864
Ceded	(9,082)	(9,139)	(9,501)	(9,489)

Net Premiums	$16,099	$16,033	$16,401	$15,375

As a result of reinsurance ceded, losses and LAE incurred were reduced by $3,792,321 and $14,813,363 in 2006 and 2005, respectively. This decrease in ceded losses reflects the return to typical levels after the increase in 2005 that primarily resulted from two claims reserved at policy limits. One claim settled for less than the policy limit in 2006; the other remains open at less than the policy limit.

Amounts due from reinsurers at December 31, 2006 were paid and unpaid loss and LAE of $352,000 and $16,029,000, respectively, for a total of $16,381,000.

The Company holds collateral under related reinsurance agreements in the form of irrevocable letters of credit with various banks. At December 31, 2006, the balance of these letters of credit was $4,715,338.

9. Lines of Credit

At December 31, 2006, the Company had available a $1.8 million line of credit that bears interest at .5% over the bank’s prime rate (effectively 8.75% at December 31, 2006) and a second line of credit of $1.0 million that bears interest at 1.0% over the bank’s prime rate (effectively 9.25% at December 31, 2006). Both lines grant a security interest in substantially all assets of the Company, Services and Finance, its shares of PDIC, and impose financial covenants. The Company was in compliance with all covenants as of December 31, 2006.

10. Trust Preferred Securities

Issue dated June 30, 2005:

On June 30, 2005, the Company issued a junior subordinated debenture (the “Debenture”) having a principal amount of $3,093,000 to Professionals Direct Statutory Trust II (the “Trust”). Cumulative interest on the Debenture accrues from June 30, 2005, and is payable quarterly in arrears. The rate is fixed at 7.785% until September 15, 2010, thereafter it is variable at a rate of three-month LIBOR (London Interbank Offering Rate) plus 3.625%. The Debenture is subordinate and junior to all senior indebtedness (as defined in the indenture) of the Company with the exception of other Trust Preferred Securities. The Debenture matures on September 15, 2035, but may be redeemed in whole or in part beginning on September 15, 2010.

On June 30, 2005, the Trust sold capital securities (“Capital Securities”) for $3 million to investors and issued common securities (“Common Securities”) for $93,000 to the Company. All of the proceeds from the sale of Capital Securities and Common Securities were invested in the Debenture. Capital Securities and Common Securities represent undivided beneficial interests in the Debenture, which is the sole asset of the Trust. Holders of Capital Securities and Common Securities are entitled to receive distributions from the Trust on terms which correspond to those of the Debenture. Distributions by the Trust and payments on liquidation of the Trust or redemption of Capital Securities are guaranteed by the Company to the extent the Trust has funds available (the “Guarantee”). The Company’s obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust’s obligations under the Capital Securities issued by the Trust.

Issue Dated December 4, 2002:

On December 4, 2002, the Company issued a floating rate junior subordinated debenture (the “Debenture”) having a principal amount of $2,062,000 to Professionals Direct Statutory Trust I (the “Trust”). Cumulative interest on the Debenture accrues from December 4, 2002, and is payable quarterly in arrears. The rate is variable at LIBOR (London Interbank Offering Rate) plus 4.00% (not to exceed 12.50%). At December 31, 2006, interest accrued at an annual rate of 9.37%. The Debenture is subordinate and junior to all senior indebtedness (as defined in the indenture) of the Company with the exception of other Trust Preferred Securities. The Debenture matures on December 4, 2032, but may be redeemed in whole or in part beginning on December 4, 2007.

On December 4, 2002, the Trust sold floating rate capital securities (“Capital Securities”) for $2 million to investors and issued floating rate common securities (“Common Securities”) for $62,000 to the Company. All of the proceeds from the sale of Capital Securities and Common Securities were invested in the Debenture. Capital Securities and Common Securities represent undivided beneficial interests in the Debenture, which is the sole asset of the Trust. Holders of Capital Securities and Common Securities are entitled to receive distributions from the Trust on terms which correspond to those of the Debenture. Distributions by the Trust and payments on liquidation of the Trust or redemption of Capital Securities are guaranteed by the Company to the extent the Trust has funds available (the “Guarantee”). The Company’s obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust’s obligations under the Capital Securities issued by the Trust.

11. Surplus Certificates

Surplus certificates were offered for sale only in the State of Michigan to lawyers resident in and authorized to practice in Michigan, and to law partnerships and professional corporations which have their principal place of business in Michigan. Certificate ownership was required for a lawyer to be insured by the Company prior to March 31, 1995, when the requirement was suspended and, effective December 9, 2000, this requirement was permanently removed.

Certificates have a principal value of $1,000 each and bear simple interest at the rate of 5.25% per annum from the issuance date until paid. Principal and accrued interest thereon may be paid only from surplus earnings, and then only upon the written consent of the OFIS and in such amounts as are determined by the Board of Directors. Subject to these conditions for repayment, certificates are redeemable by the holder after they have been outstanding for ten years. The Company has received approval to pay certain interest on certificates issued prior to

December 31, 1993. Interest payments during 2006 and 2005 to these certificate holders amounted to $8,838 and $621, respectively.

During 2006, three separate redemption programs were approved by the Company’s Board of Directors and OFIS.

Effective date	Term Redemption Amount	Optional Redemption Amount
February 15, 2006	$150,000	$150,000
July 1, 2006	$250,000	$250,000
January 1, 2007	$500,000	$500,000

Term redemption results in full payment of the face value plus accrued interest to the certificate holder in the order the certificates were issued. A total of 538 surplus certificates were redeemed under the 2006 term redemption programs. Optional redemption is available to all certificate holders. Under optional redemption, certificate holders that choose to participate submit bids in a reverse auction to determine which will be redeemed. In 2006, 380 surplus certificates were redeemed under the optional redemption programs. In connection with the optional redemptions, an unusual gain of $231,000 resulted from certificate holders forgiving principal in return for early redemption.

In connection with the optional redemption effective January 1, 2007, approximately 250 certificates were redeemed after January 1, 2007 which will result in a gain approximating $82,000.

At December 31, 2006, 1,603 certificates remain outstanding with interest accrued and unpaid of approximately $1,120,000.

In the event of the Company’s liquidation, receivership, insolvency, reorganization, dissolution, termination of existence, or sale by the Company of substantially all its assets, outstanding certificates will be of equal rank regardless of issuance date and redemption subordinate to claims of creditors, policyholders and any other priority claims provided for by the Michigan insurance code. Should assets be insufficient to pay interest and principal in full, payment will be made pro rata.

12. Statutory Information

Dividend Restrictions

As required by the Plan of Conversion, PDIC is prohibited from making dividend payments to the Company until such time as the surplus certificates are redeemed. In addition, under Michigan law, the maximum dividend that may be paid by PDIC to the Company during any twelve-month period without the prior approval of the OFIS is the greater of 10% of PDIC’s statutory surplus as reported on the most recent Annual Statement filed with the OFIS or the net income of PDIC for the period covered by such Annual Statement.

Statutory Information

At December 31, 2006, statutory surplus of PDIC was $17.6 million. The State of Michigan requires insurance companies domiciled in Michigan to have minimum statutory surplus of $7 million. Statutory net income for the years ended December 31, 2006 and 2005 was $1,379,354 and $203,336, respectively.

Risk-Based Capital

The NAIC has established RBC requirements to assist regulators in monitoring the financial strength and stability of property and casualty insurers. Under the NAIC requirements, each insurer must maintain its total capital and surplus above a calculated minimum threshold or take corrective measures to achieve that threshold. PDIC has calculated its RBC levels based on these requirements and determined that it has surplus in excess of the minimum threshold.

13. Federal Income Taxes

Federal income tax expense consists of:

Year ended December 31,	2006	2005
	(000)	(000)

Current	$357	$220
Deferred	289	(43)

	$646	$177

The significant components of federal income tax expense were as follows:

Year ended December 31,	2006	2005
	(000)	(000)

Operations	$646	$177
Equity - accumulated other comprehensive loss	51	(97)

A reconciliation of the federal statutory tax rate to the Company’s effective tax rate is as follows:

Year ended December 31,	2006	2005

Federal statutory tax rate	34.0%	34.0%
Reduction in income taxes relating to tax-exempt municipal bond interest	(5.6)	(7.9)

Effective tax rate	28.4%	26.1%

Several provisions of the Internal Revenue Code specifically affect property and casualty insurers. Such provisions that materially affect the Company are the discounting of loss and LAE reserves, a reduction in the allowable deduction for unearned premium reserves, a reduced exclusion for interest from certain tax-exempt bonds, and utilization of the section 179 deduction. The tax effects of these and other temporary differences that give rise to deferred tax assets and liabilities are presented below:

December 31,	2006
(000)
Deferred tax assets:
Loss reserve discounting	$437
Unearned premium reserves	521
Interest on surplus certificates	300
Other	228

Total gross deferred tax assets	1,486

Deferred tax liabilities - deferred acquisition costs	(248)

Net deferred federal income tax asset	$1,238

In assessing the realizability of deferred federal income tax assets, management considers whether it is more likely than not that some portion of the deferred federal income tax assets will not be realized. Because of the carryforward provisions of the Internal Revenue Code, and the Company’s expectation that temporary differences will reverse during periods in which taxable income is generated, management believes it is more likely than not that the Company will fully realize the net deferred federal income tax assets. Accordingly, no valuation allowance has been established.

14. Deferred Acquisition Costs and Unearned Ceding Commission

Changes in deferred acquisition costs are summarized as follows:

Year ended December 31,	2006	2005
	(000)	(000)

Balance, beginning of year	$1,378	$1,415

Amounts deferred:
Commissions	1,246	1,186
Premium taxes	432	420
Internal underwriting expenses	1,348	1,425

Total amounts deferred	4,404	4,446

Less amortization	(2,988)	(3,068)

Balance, end of year	$1,416	$1,378

Changes in unearned ceding commission are summarized as follows:

Year ended December 31,	2006	2005
	(000)	(000)

Balance, beginning of year	$714	$786

Ceding commissions deferred	1,503	1,624

Less amortization	(1,531)	(1,696)

Balance, end of year	$686	$714

15. Commitments and Contingencies

On March 21, 2006, the Company entered into a non-cancelable lease for office space. The lease is for ten years beginning July 1, 2006 with fixed annual increases in minimum lease payments. Lease payments are waived for the first year. This lease is accounted for in accordance with Financial Accounting Standards Board (FASB) Statement No. 13, Accounting for Leases, which requires that lease expense be equal to the pro-rata portion of the fixed lease payments over the term of the lease rather than as paid.

Future net minimum lease payments under noncancelable leases are as follows:

Year ending December 31,
(000)

2007	$192
2008	243
2009	233
2010	229
2011	211
Thereafter	904

$2,012

Operating lease rental expense for office space and equipment totaled $235,275 and $209,145 in 2006 and 2005, respectively.

The Company purchased an annuity policy from a life insurance company for purposes of funding a structured claim settlement. At December 31, 2006, the Company remains contingently liable for this settlement in the amount of $396,000.

16. Benefit Plans

The Company maintains a 401(k) defined contribution employee benefit plan covering substantially all employees meeting eligibility requirements. The Company matches 50% of employee contributions up to an annual maximum of 5% of an employee’s salary. The Company’s expense under this plan was $63,591 and $54,160 in 2006 and 2005, respectively.

The Company established an Outside Directors’ Deferred Compensation Plan and an Employee and Director Stock Purchase Plan effective March 23, 2005 which was approved by shareholders May 11, 2005. Each plan authorizes the issuance of 35,000 shares. The Deferred Compensation Plan permits deferral of up to 100% of directors’ fees converted to shares based on their fair market value. The Stock Purchase Plan permits employees and directors to purchase Company stock at 90% of fair market value. To date there has been no activity in either plan.

17. Related Party Transaction

The Company’s president serves on the Board of Directors and is treasurer of Lawyers Reinsurance Company (“Lawyers Re”), in which the Company has an investment. Lawyers Re is a participant in the reinsurance treaties of PDIC. During 2006 and 2005, premiums of $146,000 and $336,000 were ceded to Lawyers Re. During 2006, $184,000 in losses were paid by Lawyers Re. As of December 31, 2006, unearned premiums ceded to Lawyers Re were $63,000.

18. Other Comprehensive Income (Loss)

The significant components of other comprehensive income (loss) were as follows:

Year ended December 31,	2006	2005
	(000)	(000)

Decrease (increase) in unrealized holding loss on securities	$150	$(285)
Income tax benefit (expense)	(51)	97

Other comprehensive income (loss)	$99	$(188)